UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Furniture Brands International, Inc.
(Name of Issuer)

Common Stock, without par value Preferred Stock Purchase Rights
(Title of Class of Securities)

360921100
(CUSIP Number)

Mr. Shan Huei Kuo
Samson Holding Ltd.
13/F, 200, Sec 4 Wen Hsin
Road Taichung
Taiwan, Republic of China (Taiwan)
(886) 4-2295-3459

With a copy to:

Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
U.S.A.
(415) 773-5830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Samson Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 764,269*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 764,269*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,269*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) CO

* Samson Holding Ltd. directly beneficially owns, and has shared power to vote, dispose or direct the disposition of, 764,269 Shares, representing approximately 9.5% of the outstanding Shares of the Issuer.  This ownership percentage is calculated based on 8,041,438 outstanding Shares, which amount is set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013.

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Advent Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 764,269*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 764,269*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,269*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

* Advent Group Limited, as a result of its ownership of a controlling interest in Samson Holding Ltd., may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding Ltd., representing approximately 9.5% of the outstanding Shares of the Issuer. This ownership percentage is calculated based on 8,041,438 outstanding Shares, which amount is set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013.

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Magnificent Capital Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 764,269*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 764,269*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,269*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

* Magnificent Capital Holding Limited, as a result of its indirect ownership of a controlling interest in Samson Holding Ltd., may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding Ltd., representing approximately 9.5% of the outstanding Shares of the Issuer. This ownership percentage is calculated based on 8,041,438 outstanding Shares, which amount is set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013.

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Mr. Shan Huei Kuo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 764,269*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 764,269*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,269*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

* Mr. Kuo, as a result of his indirect ownership of a controlling interest in Samson Holding Ltd., may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding Ltd., representing approximately 9.5% of the outstanding Shares of the Issuer. This ownership percentage is calculated based on 8,041,438 outstanding Shares, which amount is set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013.

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Ms. Yi-Mei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 764,269*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 764,269*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,269*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

* Ms. Liu, as a result of her indirect ownership of a controlling interest in Samson Holding Ltd., may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding Ltd., representing approximately 9.5% of the outstanding Shares of the Issuer. This ownership percentage is calculated based on 8,041,438 outstanding Shares, which amount is set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013.

This Amendment No. 6 amends the statement on Schedule 13D (the “Schedule 13D”) relating to the common stock, without par value, together with the associated Preferred Stock Purchase Rights (collectively, the “Shares”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”), filed jointly with the Securities and Exchange Commission (the “SEC”) on October 1, 2007, as amended by Amendment No. 1 thereto filed jointly with the SEC on December 20, 2007, as amended by Amendment No. 2 thereto filed jointly with the SEC on February 22, 2008, as amended by Amendment No. 3 thereto filed jointly with the SEC on July 18, 2013, as amended by Amendment No. 4 thereto filed jointly with the SEC on August 2, 2013, and as amended by Amendment No. 5 thereto filed jointly with the SEC on August 6, 2013, by (i) Samson Holding Ltd., a Cayman Islands company (“Samson Holding”), (ii) Advent Group Limited, a British Virgin Islands company (“Advent”), (iii) Magnificent Capital Holding Limited, a British Virgin Islands company (“Magnificent”), (iv) Sun Fortune Investments Limited, a British Virgin Islands company, (v) Trade Decade Limited, a British Virgin Islands company, (vi) Mr. Shan Huei Kuo (“Mr. Kuo”), and (vii) Mr. Kuo’s wife, Ms. Yi-Mei Liu (“Ms. Liu”) (Samson Holding, Advent, Magnificent, Mr. Kuo and Ms. Liu are referred to herein, collectively, as the “Reporting Persons”).  The Reporting Persons hereby amend Items 4, 5 and 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On November 1, 2013, Samson Holding informed a financial advisor to the Issuer that Samson intends to submit a Qualified Bid to complete an acquisition of the Issuer and its subsidiaries, with terms that are the same or better than those of the “stalking horse” bidder identified in the Issuer’s Current Report on Form 8-K (filed with SEC on October 9, 2013) and that will satisfy all the other requirements to become a Qualified Bidder pursuant to the bidding procedures order of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) issued on October 3, 2013, with respect to the Issuer’s petition filed with such Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code. Samson intends to submit such bid on or before December 5, 2013 as required by such bidding procedures.

A “Qualified Bid” is a bid for the assets of the Issuer and its subsidiaries that is determined by the Issuer to meet the various requirements described in such bidding procedures.

Except as set forth in this Statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Schedule 13D Joint Filing Agreement, dated November 4, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           November 4, 2013

Samson Holding Ltd.

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact6

Advent Group Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

Magnificent Capital Holding Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Mr. Shan Huei Kuo, by Hsieh Yue Jane, Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Ms. Yi-Mei Liu, by Hsieh Yue Jane, Attorney-in-Fact*

*  The Power of Attorney given by each of the Reporting Persons was previously filed with the U.S. Securities & Exchange Commission on August 2, 2013 as an exhibit to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer and is hereby incorporated by reference.

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 4th day of November, 2013.

Samson Holding Ltd.

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact7

Advent Group Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

Magnificent Capital Holding Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Mr. Shan Huei Kuo, by Hsieh Yue Jane, Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Ms. Yi-Mei Liu, by Hsieh Yue Jane, Attorney-in-Fact*

*   The Power of Attorney given by each of the Reporting Persons was previously filed with the U.S. Securities & Exchange Commission on August 2, 2013 as an exhibit to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer and is hereby incorporated by reference.